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                                  EXHIBIT 4.48

Daniel S. Clevenger, Esq.
Markland Technologies, Inc.

March 29, 2005

via E-mail and First Class mail

Warrant Holder

Re: Warrant Exercise Price adjustment

Dear Mr. []:

Reference is made to that certain warrant No. CS -[] to purchase [] shares of the Common Stock of Markland Technologies, Inc. ("Markland" or the "Company"), and dated [], 2005 (the "Warrant"). In accord with the understanding reached between you, the Warrant holder, and the Company, the exercise price of the Warrant is hereby reduced to $0.34 per share. All other terms of the Warrant shall remain the same and in full force and effect. If you have any questions or concerns regarding this matter, please do not hesitate to contact me.


                            Very Truly Yours,


                            Daniel S. Clevenger, Esq.
                            General Counsel
                            Markland Technologies, Inc.

                                      II-20

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